ACON S2 Acquisition Corp.

1133 Connecticut Avenue NW, Ste. 700

Washington, DC 20036

VIA EDGAR

July 28, 2021

Attention:	Mindy Hooker
Kevin Stertzel
Asia Timmons-Pierce
Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	ACON S2 Acquisition Corp.
Registration Statement on Form S-4
Filed June 21, 2021
File No. 333-257232

Ladies and Gentlemen:

Set forth below are the responses of ACON S2 Acquisition Corp. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2021, with respect to the Company’s Registration Statement on Form S-4, File No. 333-257232 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1, unless otherwise specified.

Registration Statement on Form S-4 filed on June 21, 2021

General

1.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1.

2.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 71, 72 and 117 of Amendment No. 1.

3.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has provided the requested total potential ownership interest of the sponsor and its affiliates as a percentage of outstanding shares of New ESS following the Business Combination on pages xii, 10, 23 and 246 of Amendment No. 1.

4.

Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 232 of Amendment No. 1. The Company is not contractually obligated to notify investors when the warrants become eligible for redemption. The conditions for redemption of the warrants have been clearly disclosed and are based solely on trading price of STWO Ordinary Shares, which is readily available to shareholders. Accordingly, the Company does not expect to notify shareholders if the warrants become eligible for redemption.

5.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of Amendment No. 1.

6.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages xviii, xix and 89 of Amendment No. 1.

7.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages xviii, xix and 89 of Amendment No. 1.

8.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 1.

9.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page xviii and xix of Amendment No. 1.

10.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

RESPONSE:

The Company respectfully submits to the Staff that the terms and price of securities issued at the time of the IPO are the same as the PIPE Shares issued to the PIPE Investors at the time of the business combination, except the PIPE Shares are solely shares of New ESS Common Stock and will not be sold in tandem with a fractional warrant, as the STWO Units were at the time of the IPO. The Company’s sponsors, directors, officers and their affiliates did not participate in the PIPE Financing. In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 132 of Amendment No. 1, to clarify that the Company’s sponsors, directors, officers and their affiliates did not participate in the PIPE Financing.

11.

So that shareholders may better understand the consideration to be received following consummation of the transactions, please include a table in an appropriate location of the prospectus that quantifies in separate columns a range of potential values shareholders can expect to receive based on the formula disclosed for the conversion of each ESS Common Stock and ESS Preferred Stock. For example, since New ESS Common Stock “will be issued based on an adjusted equity value with the ESS Preferred Stock receiving the consideration calculated on an as-converted basis as set forth in the allocation schedule, plus earnout stock pursuant to the terms and conditions of the Merger Agreement,” we would expect to see disclosure that identifies the dollar value of such per share values based on share prices as of the most recent practicable date.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the first page of the Notice of Extraordinary General Meeting to STWO stockholders and pages viii, xi, xv and 121 of Amendment No. 1 to clarify that all ESS Preferred Stock will be converted into ESS Common Stock on a one-for-one basis immediately prior to the Effective Time and to remove all references to ESS Preferred Stock receiving consideration on an as-converted basis.

Interests of STWO Directors and Executive Officers in the Business Combination, page 4

12.

Please revise to quantify the aggregate dollar amount of the securities held by the sponsor and its affiliates as of the most recent practicable date. Please include the current value of loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 71, 72 and 117 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 20

13.

We note the tabular disclosure of the pro forma New ESS common stock issued and outstanding immediately after the business combination on page 23. Please clarify or revise the share numbers disclosed in footnotes (3) and (4) so that they reconcile to the ESS Stockholders share number presented in the table.

RESPONSE:

In response to the Staff’s comment, the Company has revised the footnote 3 disclosure on page 23 of Amendment No. 1.

14.

Refer to adjustments (J) and (K) in Note 3 on page 29. Please address the need to reflect transaction costs in the pro forma statement of operations pursuant to Rule 11- 02(a)(i)(6)(B) of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company has revised the adjustments (J) and (K) in Note 3 on page 30 of Amendment No. 1.

15.	Refer to footnote 5 on page 32. Please disclose the specific terms and conditions associated with the Earnout shares that will result in the shares being vested.

RESPONSE:

In response to the Staff’s comment, the Company has revised the footnote 5 disclosure on page 33 of Amendment No. 1.

The Background of the Business Combination, page 101

16.	Please elaborate on the business, attributes, due diligence and level of negotiations with the 3 companies that you exchanged term draft sheets with.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 104 of Amendment No. 1.

17.	Please identify the consulting firms that provided a written report or analysis to the STWO Board and management team.

RESPONSE:

The Company respectfully declines to name the identity of the consulting firms that provided a written report to the STWO Board and management team so as to comply with certain contractual confidentiality obligations. Additionally, the Company respectfully submits that the identity of the unnamed consulting firms is immaterial to investors and would not provide any additional insight to the staff or investors in evaluating the background of the transactions. Accordingly, the Company believes that the identity of the consulting firms is not required by the applicable requirements of Form S-4.

18.	Please identify the second investment bank engaged as placement agents for the PIPE.

RESPONSE:

The Company respectfully declines to name the identity of the second investment bank engaged as placement agent for the PIPE Financing so as to comply with certain contractual confidentiality obligations. Additionally, the Company respectfully submits that the identity of the unnamed investment bank is immaterial to investors and would not provide any additional insight to the staff or investors in evaluating the background of the transactions. Accordingly, the Company believes that the identity of the second investment bank engaged as placement agent for the PIPE Financing is not required by the applicable requirements of Form S-4.

19.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 109 of Amendment No. 1.

20.

We note your statement the projections were not intended to be used by investors or shareholders. Please describe the reasons the projections were prepared and the purpose for their inclusion in the registration statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 113 through 114 of Amendment No. 1.

Certain ESS Projected Financial Information, page 110

21.

We note your disclosure on page 111 that the financial projections reflect numerous estimates and assumptions, including estimates and assumptions with respect to general business, economic, industry, market, regulatory and financial conditions, trends and other future events, and various other factors, as well as factors specific to ESS’ business. Please revise to describe such estimates and assumptions with greater specificity and quantify where practicable.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 113 through 114 of Amendment No. 1.

22.

We note that your projected revenue is $2 million for 2021 and $3.5 billion for 2027. Please explain the basis for the projections beyond year three and justify the projections of year-over-year sustained revenue growth rates. The disclosure relating to projected revenue of 3.5 billion in 2027 should be substantially enhanced so that investors can understand how you derived this value.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 through 116 of Amendment No.1. The Company advises the Staff that ESS projected 2024 through 2027 revenue based on high-level market data incorporating several analyst forecasts of anticipated dollars spent for energy storage in coming years and assumed capturing a percentage of market share based on those forecasts. ESS has designed what the Company and ESS believe is a category defining product for long-duration energy storage. The $3.5 billion projected revenue in 2027 represents approximately 6% of the total addressable market for the microgrid, distributed energy and utility industries as estimated by Guidehouse Insights.

23.

We note the following disclosure “[n]either ESS’ nor STWO’s management nor any of their representatives has made or makes any representation to any person regarding the ultimate performance of ESS compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error.” Please revise your disclosure to clarify that you will update this information to the extent required by law.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 1.

24.

Please explain why you believe the projections are in line with your historic operating trends. If they are not, please explain why the change in trends is appropriate to make your assumptions about growth reasonable under the circumstances.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that ESS’ projections materially differ from ESS’ historical operating trends because it assumes growth in the number and types of products offered and in manufacturing capacity, as well as continued growth in market share, geographies served and the ability to fund ESS’ operations including working capital and capital expenditures required to support that projected growth, which management believes are reasonable assumptions under the circumstances. ESS’ current projections are not in line with its historic operating trends for three key reasons:

First, ESS is in the process of launching its second generation, S200 battery module. As the S200 is its first commercially-ready battery module, ESS anticipates its projections will significantly exceed historical operating trends as the company transitions from research and development to the commercial development phase of its energy storage products.

Second, ESS is launching its second, larger-scale energy storage product, the Energy Center, with sales expected to begin in 2022. ESS anticipates its Energy Center product to offer energy storage capacities starting at three megawatts and six to 12-hours of energy storage duration (as compared to 50 to 90 kilowatts and four to 12-hours of duration of its Energy Warehouse product), and the Energy Center’s modular, customizable design to allow the product to scale to meet the needs of larger customers such as independent power producers and utilities. Therefore,

ESS expects margins from its Energy Center will be materially greater than that of its Energy Warehouses. Energy Centers are core to ESS’ growth thesis given the opportunity to sell increased volumes of energy storage and generate repeat business from utility customers.

Third, with a significant capital injection, ESS can more quickly ramp manufacturing capacity, giving it the capability to fulfill customer demand that it sees in the marketplace. ESS’ manufacturing process is relatively simple and since ESS uses non-hazardous materials in the manufacturing of its battery modules, its manufacturing facilities require less permitting, maintenance and operating costs than that of competing energy storage technologies such as lithium-ion, which is the current industry standard. Adding manufacturing capacity will require a smaller capital investment given ESS’ low-cost manufacturing approach. As it increases its manufacturing capabilities and refines its operations, ESS expects it will be able to reduce its scrap rate and decrease per unit manufacturing costs, making its manufacturing process even more cost effective.

25.	Please elaborate on the process you undertook to formulate the projections and assumptions, including the parties who participated in the preparation of the projections, and how they were used.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that ESS formulated its projections after considering four main sources of data:

•

Near-term (as defined by less than 12 months) and medium term (as defined by 12 to 36 months) projections were based on customer demand and projects with an anticipated conversion rate based on what we’ve seen with our current contracts.

•

Long-term projections are based on high-level market data incorporating several analyst forecasts of anticipated dollars spent for energy storage in coming years and assumed capturing a percentage of market share based on those forecasts.

•	The overall projections and growth rates were compared against other renewable energy companies growth rates through periods of growth, most notably the solar industry.

•

The overall projections were also compared against internal and external analysis of business needs, use cases, and market demand should a viable long duration energy storage project, like the Energy Warehouse and Energy Center products ESS is developing, come to market at scale.

These data sources were reviewed by ESS’ management, Board of Directors, financial advisors, and independent consultants. The resulting financial projections were formulated by combining various data sources, with feedback from the groups listed above.

U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE REDEMPTION AND THE BUSINESS COMBINATION, page 129

26.

We note your disclosure that it is intended that the Domestication constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended. Please revise your disclosure in this section to clearly identify and articulate the opinion being rendered as to the tax consequences of the Business Combination and clearly state in both the disclosure and short-form opinion that the disclosure in this section is the opinion of counsel. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please revise your risk factor disclosure accordingly. Please also remove language stating that this section is a “discussion” or “summary.” Refer to Section III of Staff Legal Bulletin 19.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages xv, xvi, 86 and 135 of Amendment No. 1. In addition, the Company advises the Staff that it has filed a tax opinion of Kirkland & Ellis LLP as Exhibit 8.1 to Amendment No. 1 in response to the Staff’s comment.

ESS Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 191

27.

Refer to the liquidity discussion on page 198. Please quantify and more fully disclose and discuss your long term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination company based on the amount of cash redemptions. In this regard we note your disclosure on page 199 which indicates that you expect your expenses related to personnel, manufacturing, research and development, sales and marketing, and general and administrative activities to increase. And, we note your disclosure on page 40 which indicates you are currently in discussions with a potential joint venture partner that will include building manufacturing facilities.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 202 of Amendment No. 1.

28.

Please refer to the disclosure under Common Stock Valuation on page 201. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the current merger transaction.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure under Common Stock Valuation on pages 205 through 206 of Amendment No. 1 to disclose the estimated fair value of common stock for each of the periods presented. The increase in valuation from December 31, 2019 through March 31, 2021 is primarily attributed to the increased probability of closing a SPAC transaction. The disclosure has been enhanced to discuss this matter specifically.

SBE Framework Agreement page 207

29.	Please revise to clarify, if true, that there is no assurance that you will achieve any portion of the $300 million in revenue opportunities.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 212 of Amendment No. 1.

Redemption Rights for Public Shareholders upon Completion of the Business Combination, page 210

30.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and directs the Staff’s attention to Section 6(c) of the Sponsor Letter Agreement included as Exhibit 10.3 to Amendment No. 1, which describes the consideration provided in exchange for certain shareholders to agree to waive their redemption rights.

Experts, page 243

31.

We note ESS was formed in 2011 and the current auditor was engaged in 2020. Please confirm that ESS did not change auditors during its two most recent fiscal years or subsequent interim period; alternatively, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from the former auditors, filed as an exhibit to the registration statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 208 and 209 of Amendment No. 1 and included an additional Exhibit 16.1. On November 20, 2020, the ESS Board engaged Ernst & Young LLP to serve as ESS’ independent registered public accounting firm. At the same time, the ESS Board dismissed Perkins & Company, P.C. as ESS’ independent auditors, effective for the audit of the fiscal year ended December 31, 2020.

Index to Financial Statements, page F-l

32.	Please revise the index to the financial statements to remove redundant items.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the index to the financial statements on page F-1 of Amendment No. 1 to remove redundant items.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786.

Sincerely,

ACON S2 ACQUISITION CORP.

By:	/s/ Adam Kriger
Name:	Adam Kriger
Title:	Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey (Kirkland & Ellis LLP)